UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549, U.S.A.

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                                   ATARI, INC.
                                   -----------
          (F/K/A INFOGRAMES, INC., F/K/A GT INTERACTIVE SOFTWARE CORP.)
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   362 36E 109
                                   -----------
                                 (CUSIP Number)

                               Frederic Monnereau
                           Infogrames Entertainment SA
                               1 place Verrazzano
                           69252 Lyon Cedex 09 France
                              +33 (0) 4 37 64 30 00
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                October 21, 2003
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement  [ ].


                               Page 1 of 9 Pages

                                  Schedule 13D
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON S.S. OR I.R.S.        INFOGRAMES ENTERTAINMENT SA
   IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF                              (a) [ ]
   A GROUP (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                     SC, OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)                                [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OF PLACE OF ORGANIZATION                                   FRANCE
--------------------------------------------------------------------------------
                             7  SOLE VOTING POWER                  81,665,281(1)
    Number of shares      ------------------------------------------------------
   beneficially owned        8  SHARED VOTING POWER                   260,000(2)
   by each reporting      ------------------------------------------------------
     person with             9  SOLE DISPOSITIVE POWER             81,925,281(3)
                          ------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER                       0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                               81,925,281(4)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                               [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  67.6%(5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                  CO
--------------------------------------------------------------------------------
_____________________________

1 Includes (i) 61,670,216 shares of Common Stock (the "Purchaser Previously Owned Shares") directly held by Purchaser, a wholly owned subsidiary of Infogrames, prior to the recapitalization, (ii) 2,000,000 shares of Common Stock (the "Atari License Shares") issued to Atari Interactive, a wholly owned subsidiary of Infogrames, as part of the extension of the Atari name license and (iii) 17,995,065 shares of Common Stock (the "Recapitalization Retained Shares") representing the difference between the 39,029,877 shares of Common Stock (the "Recapitalization Shares") issued in the Recapitalization in exchange for the cancellation of debt owed by the Company to Infogrames and Purchaser (including the Convertible Subordinated Note, dated December 16, 1999, issued by the Company to Purchaser and the Convertible Notes purchased by Infogrames from General Atlantic Partners 54, L.P. and GAP Coinvestment Partners II, L.P. on December 28, 2001) and the 21,034,812 shares sold by Infogrames in the Recapitalization Offering.

2 Represents a proxy for the vote of 260,000 shares of Common Stock (the "Cayre Director Proxy Shares") held by the Cayre family.

3 Includes (i) the (the "Purchaser Owned Shares"), (ii) the Recapitalization Retained Shares, and (iii) the Atari License Shares.

4    Includes (i) the Purchaser Previously Owned Shares, (ii) the
     Recapitalization Retained Shares, (iii) the Atari License Shares, and (iv) the Cayre Director Proxy Shares.

5 Based on shares of the Company's Common Stock outstanding as of February 12, 2004 and taking into account the issuance of the Atari License Shares and the Recapitalization Shares and the sale by the Company of 9,820,588 shares in the Recapitalization Offering.


                               Page 2 of 9 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON S.S. OR I.R.S.                       CALIFORNIA U.S.
   IDENTIFICATION NO. OF ABOVE PERSON                             HOLDINGS, INC.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF                              (a) [ ]
   A GROUP (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                         AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) to 2(e)                                [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OF PLACE OF ORGANIZATION                               CALIFORNIA
--------------------------------------------------------------------------------
                             7  SOLE VOTING POWER                  78,799,669(6)
    Number of shares      ------------------------------------------------------
   beneficially owned        8  SHARED VOTING POWER                   260,000(7)
   by each reporting      ------------------------------------------------------
     person with             9  SOLE DISPOSITIVE POWER             78,799,669(8)
                          ------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER                       0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                               79,059,669(9)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                               [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 65.2%(10)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                  CO
--------------------------------------------------------------------------------


____________________________

6 Includes (i) the 61,670,216 Purchaser Previously Owned Shares owned by Purchaser prior to the recapitalization, and (ii) 17,129,453 shares of Common Stock (the "Purchaser Recapitalization Shares") issued in cancellation of debt owed by the Company to Purchaser (including the 5% Convertible Subordinated Note, dated December 16, 1999, issued by the Company to Purchaser).

7    Represents the 260,000 Cayre Director Proxy Shares.

8 Includes (i) the Purchaser Previously Owned Shares, and (ii) the Purchaser Recapitalization Shares.

9 Includes (i) the Purchaser Previously Owned Shares, (ii) the Purchaser Recapitalization Shares, and (iii) the Cayre Director Proxy Shares.

10 Based on shares of the Company's Common Stock outstanding as of February 12, 2004 and taking into account the issuance of the Atari License Shares and the Recapitalization Shares and the sale by the Company of 9,820,588 shares in the Recapitalization Offering.

                               Page 3 of 9 Pages

         This Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed on December 14, 1999, as amended by Amendment No. 1 filed with the Securities Exchange Commission (the "SEC") on January 10, 2000, as amended and restated by Amendment No. 2 filed with the SEC on May 26, 2000, as amended by Amendment No. 3 filed with the SEC on October 4, 2000, as amended by Amendment No. 4 filed with the SEC on January 8, 2001 and by Amendment No. 5 filed with the SEC on September 24, 2003 (as so amended, the "Schedule 13D"), is filed by the undersigned to further amend the Schedule 13D. The Schedule 13D is filed with respect to the common stock, par value $.01 per share (the "Common Stock") of Atari Inc. (formerly known as Infogrames, Inc., formerly known as GT Interactive Software Corp.), a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 6 shall have the meanings ascribed to them in the Schedule 13D.

         Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

Item 2.  Identity and Background.

         This item is hereby amended and restated in its entirety to read as follows:

         (a) Infogrames Entertainment S.A. ("Infogrames") and California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames ("Purchaser", and together with Infogrames, the "Filing Persons").

         (b) Infogrames is a societe anonyme organized under the laws of France. Purchaser is a California corporation.

         (c) The address of the principal office of Infogrames is 1, place Verrazzano, 69252 Lyon Cedex 09 France. The address of the principal office of Purchaser is 2230 Broadway, Santa Monica, California 90404.

         (d) The principal business activities of the Filing Persons is the development and distribution of computer software.

         (e) During the past five years, neither Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) Neither Filing Person is, nor, during the last five years, was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found either Filing Person was in violation of such laws.

         Set forth on Exhibit 1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of the Filing Persons, and the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Infogrames or Purchaser, as the case may be, for which such information is set forth.

         To the best of the Filing Persons' knowledge, none of the Filing Persons' directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic

                               Page 4 of 9 Pages
violations or similar misdemeanors) or (b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of the Transaction

         Item 4 is amended to add the following paragraphs:

         (a) The closing and sale of 3,855,400 Infogrames Option Shares took place on October 21, 2003.

Item 5.  Interest in Securities of the Issuer

         The language inserted into Item 5(a) by Amendment No. 5 is amended and restated as follows:

         (a) The responses of the Filing Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The calculation of the following percentages is based on the number of shares of Common Stock disclosed as outstanding as of September 18, 2003, as reported by the Company in the Registration Statement, after accounting for the issuance in the Recapitalization of 39,029,877 Recapitalization Shares to the Filing Persons, pursuant to the Satisfaction Agreement, in cancellation $165.9 million of the Company's remaining indebtedness to the Filing Persons (including the 5% Convertible Subordinated Note, dated December 16, 1999, issued by the Company to Purchaser and the two Convertible Notes purchased by Infogrames from General Atlantic Partners 54, L.P. and GAP Coinvestment Partners II, L.P. on December 28, 2001), the issuance of 2,000,000 Atari License Shares to Atari Interactive pursuant to the Satisfaction Agreement and the sale by the Company of 9,820,528 Company Firm Shares and by Infogrames of 17,179,412 Infogrames Firm Shares and 3,855,400 Infogrames Option Shares in the Recapitalization Offering.

              As a result of the execution on September 16, 2003 of the Satisfaction Agreement, dated as September 4, 2003, and the resulting Recapitalization, the Purchaser may be deemed to be the beneficial owner of 79,059,669 shares of Common Stock as of the date of this Amendment No. 5, including the 61,670,216 shares of Common Stock directly held by Purchaser prior to the Recapitalization, the 260,000 shares held by the Cayre Group and subject to a proxy in favor of the Purchaser for the election and removal of directors pursuant to the Cayre Purchase Agreements and the 17,129,453 shares of Common Stock Purchaser received pursuant to the Satisfaction Agreement as part of the Recapitalization. The 79,059,669 shares of Common Stock of which Purchaser may be deemed the beneficial owner represent 65.2% of the outstanding shares of the Company.

              As a result of the execution on September 16, 2003 of the Satisfaction Agreement, dated as September 4, 2003, and the resulting

                               Page 5 of 9 Pages

              Recapitalization, Infogrames may be deemed to be the beneficial owner of the 85,780,681 shares of Common Stock, including, by virtue of its ownership of 100% of the capital stock of Purchaser, 79,059,669 shares of Common Stock that are deemed beneficially owned by Purchaser as of the date of this Amendment No. 6 and, in addition, the 2,000,000 Atari License Shares its wholly owned subsidiary Atari Interactive may receive pursuant to the Satisfaction Agreement and the 865,612 shares of Common Stock that represent the difference between the 21,900,424 shares of Common Stock Infogrames received pursuant to the Satisfaction Agreement as part of the Recapitalization and the 17,179,412 Infogrames Firm Shares and 3,855,400 Infogrames Option Shares that Infogrames sold in the Recapitalization Offering. The 81,925,281 shares of which Infogrames may be deemed the beneficial owner represent 67.6% of the outstanding shares of the Company.

              Except as disclosed in this Item 5(a), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on
              Exhibit 1 to this Statement beneficially owns any Shares or has the right to acquire any Shares.

         Item 5(c) is amended and supplemented to add the following sentence at the end of the penultimate paragraph:

         (b) The closing and sale of 3,855,400 Infogrames Option Shares took place on October 21, 2003.


Item 7.  Materials to Be Filed as Exhibits



         Exhibit 1 Chart Regarding Executive Officers and Directors of Filing Persons.*

         Exhibit 2 Joint Filing Agreement between the Filing Persons. (Filed on 12/14/1999 as Exhibit 2 to Schedule 13D and incorporated herein by reference.)

         Exhibit 3 Securities Purchase Agreement, dated as of November 15, 1999, among the Company and the Filing Persons. (Filed on 12/14/1999 as Exhibit 3 to Schedule 13D and incorporated herein by reference.)

         Exhibit 4 Short Term Note of the Company in the Principal Amount of $25.0 million. (Filed on 12/14/1999 as Exhibit 4 to
                      Schedule 13D and incorporated herein by reference.)

         Exhibit 5 Warrant to Purchase 50,000 shares of Common Stock, issued to Purchaser. (Filed on 12/14/1999 as Exhibit 5 to
                      Schedule 13D and incorporated herein by reference.)

                               Page 6 of 9 Pages

          Exhibit 6 5% Subordinated Convertible Note of the Company, issued to Purchaser. (Filed on 1/10/2000 as Exhibit 6 to Amendment No.1 to Schedule 13D and incorporated herein by reference.)

          Exhibit 7 Equity Purchase and Voting Agreement, dated as of November 15, 1999, among the Filing Persons and the GAP Entities. (Filed on 12/14/1999 as Exhibit 8 to Schedule 13D and incorporated herein by reference.)

          Exhibit 8   Form of GAP Warrant. (Filed on 12/14/1999 as Exhibit 9 to
                      Schedule 13D and incorporated herein by reference.)

          Exhibit 9 Exchange Agreement, dated as of November 15, 1999, among the Company and the GAP Entities. (Filed on 12/14/1999 as Exhibit 10 to Schedule 13D and incorporated herein by reference.)

          Exhibit 10 Form of Equity Purchase and Voting Agreements, dated as of November 15, 1999, among the Filing Persons and the members of the Cayre Group. (Filed on 12/14/1999 as Exhibit 11A to Schedule 13D and incorporated herein by reference.)

          Exhibit 11 Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and Purchaser. (Filed on 12/14/1999 as Exhibit 11B to Schedule 13D and incorporated herein by reference.)

          Exhibit 12 Right of First Offer Agreement, dated as of November 15, 1999, among Purchaser and the Lenders. (Filed on 12/14/1999 as Exhibit 13 to Schedule 13D and incorporated herein by reference.)

          Exhibit 13 Supplemental Agreement, dated May 19, 2000, between Edmondson, Ward and Infogrames. (Filed on 10/04/2000 as
                      Exhibit 13 to Amendment No. 3 and incorporated herein by reference.)

          Exhibit 14 Warrant Agreement, dated as of February 15, 2000, among the Company and Purchaser, and Warrant to Purchase 45,000 shares of Common Stock (225,000 shares before Reverse Stock Split), issued to Purchaser. (Filed on 10/04/2000 as
                      Exhibit 14 to Amendment No. 3 and incorporated herein by reference.)

          Exhibit 15 Second Amended and Restated Registration Rights Agreement, dated as of October 2, 2000, between Purchaser and the Company. (Filed on 10/04/2000 as Exhibit 15 to Amendment No. 3 and incorporated herein by reference.)


                               Page 7 of 9 Pages

          Exhibit 16 Agreement and Plan of Merger, dated as of September 6, 2000, by and among the Company, Merger Sub, Infogrames, Purchaser and INA. (Filed by the Company on 09/12/00 as Exhibit A to its Proxy Statement on Schedule 14C and incorporated herein by reference.)

          Exhibit 17 Stock Purchase and Exchange Agreement, dated December 28, 2001, among Infogrames and the Sellers. (Filed on 01/04/2001 as Exhibit 16 to Amendment No. 4 and incorporated herein by reference.)

          Exhibit 18 Convertible Subordinated Note issued by the Company to Infogrames, on December 28, 2001, in a principal amount of $40,812,000. (Filed on 01/04/2001 as Exhibit 17 to
                      Amendment No. 4 and incorporated herein by reference.)

          Exhibit 19 Convertible Subordinated Note issued by the Company to Infogrames, on December 28, 2001, in a principal amount of $9,188,000. (Filed on 01/04/2001 as Exhibit 18 to
                      Amendment No. 4 and incorporated herein by reference.)

          Exhibit 20 Trademark License Agreement, dated as of September 4, 2003, among Infogrames, Atari Interactive and the Company. (Filed by the Company on 09/05/03 as Exhibit 10.71 to its Registration Statement on Form S-2 and incorporated herein by reference.)

          Exhibit 21 Agreement Regarding Satisfaction of Debt and License Amendment, dated as of September 4, 2003, among Purchaser, Infogrames and the Company. (Filed by the Company on 09/18/03 as Exhibit 10.70 to its Registration Statement on Form S-2 and incorporated herein by reference.)

          Exhibit 22 Underwriting Agreement, dated September 18, 2003, among the Company, Infogrames and UBS Securities LLC, Harris Nesbitt Gerard, Inc., and SoundView Technology Corporation, as Managing Underwriters. (Filed by the Company on 09/18/03 as Exhibit 1 to its Registration Statement on Form S-2 and incorporated herein by reference.)


------------------
*        Filed with this Amendment.


                               Page 8 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2004           By:  INFOGRAMES ENTERTAINMENT SA



                                    By: /s/ Bruno Bonnell
                                        ----------------------------------------
                                    Bruno Bonnell
                                    Chairman and Chief Executive Officer



Dated:   February 24, 2004          By:  CALIFORNIA U.S. HOLDINGS, INC.



                                    By: /s/ Bruno Bonnell
                                        ----------------------------------------
                                    Bruno Bonnell
                                    Chairman and Chief Executive Officer



                               Page 9 of 9 Pages